SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

July 16, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Patrick Fullem

Re:	JBDI Holdings Limited Amendment No. 4 to Registration Statement on Form F-1 Filed July 3, 2024 File No. 333-276945

Dear Mr. Fullem,

Please accept this letter as the response of JBDI Holdings Limited (“Registrant” or “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 4 to Registration Statement on Form F-1 filed with the Commission on July 3, 2024 (the “Registration Statement”). The Company is concurrently filing amendment No. 5 to the Registration Statement with the Commission (the “Revised Registration Statement”), which includes the exhibits in response to the Staff’s comments.

For your convenience, the comments have been reproduced below, followed by the Registrant’s response.

Amendment No. 4 to Registration Statement on Form F-1 filed July 3, 2024 General

1.	Please file the legal opinion listed as Exhibit 5.1 with the next amendment to your registration statement.

Response: The legal opinion listed as Exhibit 5.1 is included with the Revised Registration Statement.

2.	We note your disclosure on page Alt-3 that your selling securityholders may use purchases by a broker-dealer as principal to sell its securities. Please confirm your understanding that the retention by a selling securityholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: The Registrant understands that the retention by a selling securityholder of an underwriter would constitute a material change to the plan of distribution requiring a post-effective amendment.

3.	Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve months old. Alternatively, to the extent you meet the 15-month criteria outlined in Instruction 2. to Item 8.A.4, please file the necessary representations as an exhibit to the registration statement.

Response: The Registrant has included the necessary representations in Exhibit 99.1 to the Revised Registration Statement.

The Company respectfully requests the Staff’s assistance in completing its review of the Revised Registration Statement as soon as possible. If you have any questions regarding the foregoing or desire further information or clarification, please do not hesitate to contact the undersigned at (303) 868-3382.

Thank you for your review.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	JBDI Holdings Limited